SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	April 7, 2011
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

Silver Production up 25%; Reaches 97% Pure Silver and Maintains Status as
“Purest Silver Company in the World”

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the first quarter of 2011 reached 1,825,366 equivalent ounces of silver, representing a 13% increase over the 1,619,403 equivalent ounces of silver produced in the first quarter of 2010. Production during the quarter consisted of 1,769,209 ounces of silver, making First Majestic’s first quarter production 97% pure silver, the highest in the silver mining industry.

Silver production in the first quarter of 2011 represents a 25% increase compared to the first quarter of the prior year, and a 1% increase over the 1,757,332 silver ounces produced in the fourth quarter of 2010. In addition to the 1,769,209 ounces of pure silver, the Company produced 1,187,912 pounds of lead, representing a 53% decrease from the first quarter of the previous year, and 351 ounces of gold, representing a decrease of 59% compared to the first quarter of 2010.

Company guidance for 2011 released on January 11, 2011 stated, "Production is anticipated to exceed 7.5 million ounces of silver in 2011". Results of the first quarter are within this guidance. As previously announced, the increasing production for the balance of the year will be achieved by; 1) increasing the blend of fresh ore at the La Encantada operation to 1,250 tpd in the second quarter and to 1,500 tpd in the third and fourth quarters, and 2) the current expansion program underway at La Parrilla is anticipated to result in the flotation circuit running at 800 tpd in the third quarter compared to the current production rate of 425 tpd.

During the first quarter of 2011 the total ore processed at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 456,505 tonnes milled in the quarter representing a 2% decrease over the previous quarter.

During the quarter, the Company completed 7,025 metres of underground development, compared to 5,100 metres of underground development completed in the first quarter of 2010. Development continues to be focused on increasing the reserves and resources and preparation ratios at the three operating mines. Due to the expanding production levels anticipated in 2011 and 2012, the Company's development budget was increased to US$21.74 million in 2011 compared to $12.34 million in 2010.

Diamond drilling programs companywide amounted to 5,793 metres in the first quarter consisting primarily of definition drilling, representing an increase of 1,780% compared to the first quarter of 2010.

Some of the achievements from the first quarter included:

At the La Encantada Silver Mine:

  The cyanidation plant, which was initially inaugurated with a rated capacity of 3,500 tpd has been able to reach an average throughput of 3,838 tpd during the first quarter of 2011, for a total of 314,712 tonnes processed in the quarter.
  The preparation of the Buenos Aires area was completed in the first quarter which is expected to allow for the increased production of fresh ore to 1,250 tpd during the second quarter and a further increase to 1,500 tpd during the third and fourth quarters, versus the 1,000 tpd of fresh ore which is currently being processed. This increase of fresh ore throughput is expected to have a positive impact on the blended head grades and silver recoveries.
  New areas of reserves and resources have been developed at the San Francisco vein and at the hanging wall of the 660 ore body.
  During the quarter, an additional new power generator arrived at the mine and has been consolidated into the modern generation plant. This Caterpillar CAT 3516B is one of five identical units which make up this generation plant. The addition of this new generator allows the Company to replace the last old inefficient generator and to reap the resulting substantial savings on spare parts, repairs and maintenance.
  The two new induction furnaces which began operation in December, using the latest technology in smelting precipitates, are working extremely well, resulting in a much more efficient operation, lower costs and higher quality silver doré bars.

At the La Parrilla Silver Mine:

  Accelerated development is underway at the four mines which make up the La Parrilla mining operation. This increased activity is preparing the mines for increased production planned in the flotation circuit for the second half of the year and in the cyanidation circuit for the first quarter of 2012. During the quarter, a total of 2,321 metres of underground development were completed.
  The plant expansion program launched in December 2010 has made substantial advances. The new crushing area, the new ball mill for the sulphides circuit, the expansion of the flotation circuit and the new thickeners and filters are all on schedule to be completed in June 2011, in time for third quarter start up. This expansion once completed will result in the mill capacity reaching 1,600 tpd, from the current 850 tpd effectively doubling the current output of the La Parrilla operation from approximately 1.5 million ounces to 3.0 million ounces of silver equivalent annually for 2012.

At the San Martin Silver Mine:

  The Company is preparing to drive a 500 metre ramp into the Esperanza vein that was discovered in 2008 and drill tested in 2010. A two kilometre road to La Esperanza is approximately 95% complete. The current program for 2011 is to drive this 500 metre ramp into the structure, to open up the structure, to develop along strike, and to drill at depth.
  The Company is continuing the underground drilling program launched in 2009, to drill short holes systematically into the foot wall of the Zuloaga vein. The results have been extremely favourable, allowing for consistent production levels and head grades.

At the Del Toro Silver Mine:

  As previously announced on April 12, 2010, and January 11, 2011, all permitting was received in late 2009 and early 2010 for the construction of a 1,000 tonne per day flotation mill at the Company's Del Toro Silver Mine. Commencing in late 2010, an extensive development program was launched at the property, consisting of 1,650 metres of ramp and crosscuts. This development program has three purposes: 1) to gain access to each of the three defined ore bodies to upgrade the current NI 43-101 Resources to Reserves; 2) to prepare the ore bodies for mining; and 3) to build multiple underground drilling stations to drill the ore bodies at depth to define additional resources.
  Currently, the ramp is now 1,100 metres in length and 186 metres in vertical distance from surface. A crosscut was made at the 7th level (176 metres from surface) where a drill rig was installed in February 2011. Two holes have been completed to date, with a total of 705 metres drilled, and both holes have intersected the ore bodies as expected.

At the Real de Catorce Silver Project:

  During 2010, the Company evaluated and confirmed the geological data obtained as a result of the acquisition of this project in late 2009. In November 2010, First Majestic successfully completed the purchase of the land underlying the Santa Ana Hacienda located within the Real de Catorce property, together with all associated buildings and infrastructure, the outstanding royalty, and certain historic geological and proprietary mining information.
  The construction of a Thematic Park, including a mining museum, announced previously, is underway. The final concept and plan will be presented to the environmental and heritage authorities for approval in the second quarter. Meanwhile, cleaning and rehabilitation of the historic Santa Ana Hacienda commenced in early 2011. Also, the cleaning of the impressive underground workings has commenced. The restoration of the above-ground buildings to a suitable condition will be executed later in the year in order to allow for tourist access. This new mining museum will bring needed employment to the local community and will also form part of the Sustainable Development project which will provide permanent jobs to the local communities.
  During the quarter, the first Environmental Assessment works commenced starting with the Baseline study. During the second quarter, the Environmental Impact Statement, the Risk Study, and the Change of use of Land Studies will all commence.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2010, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.